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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1996



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8



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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $61,692

COST OF OPERATION                                           54,748

OPERATING INCOME                                             6,944

INTEREST CHARGES                                             1,380

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 5,564

FEDERAL INCOME TAXES ON OPERATIONS                           3,817

NET INCOME FROM OPERATIONS                                   1,747

NONOPERATING INCOME                                            155

NET INCOME                                                 $ 1,902



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $24,064

NET INCOME                                                   1,902

CASH DIVIDENDS DECLARED                                      1,902

BALANCE AT END OF PERIOD                                   $24,064


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $363,090
  Construction Work in Progress                                  15
         Total Mining Plant                                 363,105
  Accumulated Depreciation and Amortization                 193,608

         NET MINING PLANT                                   169,497

OTHER PROPERTY AND INVESTMENTS                               61,078

CURRENT ASSETS:
  Cash and Cash Equivalents                                   5,565
  Accounts Receivable:
    General                                                   4,383
    Insurance                                                13,011
    Affiliated Companies                                     22,070
  Coal                                                          719
  Materials and Supplies                                     12,254
  Other                                                       1,583

         TOTAL CURRENT ASSETS                                59,585

REGULATORY ASSETS                                            56,182

DEFERRED CHARGES                                              4,356

           TOTAL                                           $350,698


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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     81,834
  Retained Earnings                                         24,064

         TOTAL SHAREHOLDER'S EQUITY                        115,899

LONG-TERM DEBT - Notes Payable to Banks                     61,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          23,123
  Operating Reserves                                        45,823

         TOTAL OTHER NONCURRENT LIABILITIES                 68,946

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        20,000
  Short-term Debt - Notes Payable to Parent                  1,500
  Accounts Payable                                           6,970
  Interest Accrued                                           2,011
  Accrued Vacation Pay                                       2,861
  Workers' Compensation Claims                              13,711
  Obligations Under Capital Leases                           9,083
  Other                                                      3,850

         TOTAL CURRENT LIABILITIES                          59,986

DEFERRED INCOME TAXES                                       42,803

DEFERRED CREDITS                                             1,383

           TOTAL                                          $350,698


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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1996

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

   In September 1996, the Company was granted permission to return to its parent up to $68,000,000 out of capital surplus through December 31, 1998. The HCAR Release No. 26573 authorizes this return of capital. On October 1, 1996 the Company paid $20,859,000 to its parent out of capital surplus.

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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital (excluding item D and item G)                                            50,155
                                                                                                           60,156
       B. Rate of Return Allowable per HCAR Nos. 20515 and
            21008: 12.11% per annum, 3.0275% per quarter                                                  .030275

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $  1,821
            2. Year-to-Date                                                                              $  7,744

       D. Equity Investment for the months of June 1981, December 1981 and September 1982                $ 26,240

       E. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 12.04% per annum, 3.01% per quarter                                            .0301

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $    789
            2. Year-to-Date                                                                              $  3,162

       G. Equity Investment for the months of March 1982, June 1982 and December 1982                    $  5,439

       H. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 13.58% per annum, 3.395% per quarter                                          .03395

       I. Earnings Allowable: (re investment in item G)
            1. Current Quarter                                                                           $    185
            2. Year-to-Date                                                                              $  2,346

       J. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1. + I.1.)                                                      $  2,795
            2. Year-to-Date (C.2. + F.2. + I.2.)                                                         $ 13,252

       K. Net Income per Statement of Income (a)                                                         $  1,902
            Add: Interest Charges                                                                           1,380
            Less: Nonoperating Income                                                                         155

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  3,127
            2. Year-to-Date                                                                              $ 13,878

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 58,565

       B. Add: Cost-of-Capital Billing Adder as Applied per L. 1. of Section I                              3,127

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 61,692

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,556,580

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $39.63

(a)    The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
       Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.
/TABLE
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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1996


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,417
Indirect Labor-UMW*                                          5,139
Benefits-UMW*                                                8,421
Salaries and Benefits-Nonunion                               4,374
Operating Supplies                                           3,357
Repair Parts and Materials                                   2,842
Electricity and Other Utilities                              1,859
Outside Services-Maintenance, Haulage and Reclamation        3,971
Taxes Other Than Federal Income Taxes**                      2,092
Rental of Equipment                                          3,656
Depreciation, Depletion and Amortization                     4,494
Mining Cost Normalization***                                 6,077
Other Production Costs                                       6,526

Subtotal                                                    54,225

Transfers of Production Costs (to)/from Coal Inventory         523

          Total                                            $54,748

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,386   $   -      $  7,386

Mining Structures and Equipment      217,578    136,035     81,543

Coal Interests (net of depletion)      3,977       -         3,977

Mine Development Costs               134,149     57,573     76,576

    Total Mining Plant
      in Service                    $363,090   $193,608   $169,482
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                                   SOUTHERN OHIO COAL COMPANY
                                   CONSTRUCTION EXPENDITURE BUDGET - 1997*


Description                                             Budgeted Amount
                                                     (in thousands)


North Mains Return Shaft                                   $2,931

Mine Plant and Subsidence Blanket                           1,188

Water Treatment Facility                                      800

Mineral Rights                                                216
                                                           $5,135




































  This budget does not include any possible lease transactions.